Filed by Republic Services, Inc. pursuant to Rule 425
under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended.

Subject Company: Republic Services, Inc.
(Registration No. 333-152693)
Contacts for Republic Services:

Media:	Investors:	Both:
Will Flower	Ed Lang	Chuck Burgess
(954) 769-6392	(954) 769-3591	The Abernathy MacGregor Group
	or	(212) 371-5999
Tod Holmes
(954) 769-2387
Contact for Allied Waste:
Jim Zeumer
(480) 627-2785
ALL THREE LEADING INDEPENDENT PROXY ADVISORS RECOMMEND
STOCKHOLDERS VOTE “FOR” THE MERGER OF REPUBLIC SERVICES
AND ALLIED WASTE
FORT LAUDERDALE, Florida and PHOENIX, Arizona (November 4, 2008) — Republic Services, Inc. (NYSE: RSG) and Allied Waste Industries, Inc. (NYSE: AW) today announced that RiskMetrics Group (formerly Institutional Shareholder Services), Glass Lewis and PROXY Governance, Inc., the three leading independent proxy advisory firms, have all recommended that stockholders vote “FOR” the proposals with respect to the merger of Republic Services and Allied Waste.
In its report dated November 3, 2008, RiskMetrics Group stated:
“Based on our review of the terms of the transaction...particularly the strategic rationale, the narrowing of the EV/EBITDA valuation multiple between Allied Waste and its peer group since the initial merger announcement, Republic’s history of generating better than peer average total shareholder returns, and the analysts’ favorable outlook for Republic, we believe that the merger agreement warrants shareholder support.”

In its report, Glass Lewis stated:
“Based on the sound strategic rationale, fair financial terms and the absence of significant conflict, we believe the merger of equals is in the interest of shareholders of both companies...Further, the transaction is expected to yield significant cost synergies and the boards of Allied Waste and Republic anticipate that the merger will be accretive to the Company’s earnings per share within the first full calendar year after closing.”
In its report, dated October 23, 2008, PROXY Governance, Inc. stated:
“We support this transaction because it appears to make strategic sense and we believe that shareholders will be better off with shares of the combined company.”
As announced on June 23, 2008, Republic Services and Allied Waste boards of directors unanimously approved a definitive merger agreement to firmly establish one of the nation’s leading waste and environmental services providers, with expected pro forma annual revenues of approximately $9 billion. The combined company will have more than 35,000 employees serving more than 13 million customers in 40 states and Puerto Rico. The transaction is expected to close by the fourth quarter of 2008, to generate approximately $150 million in net annual synergies by the third year following completion of the merger, and to be accretive to Republic’s earnings per share in the first year following completion of the merger.
Republic will hold its special stockholder meeting on November 14, 2008, at 1:30 p.m., Eastern Time, in the Atrium on the 7th Floor of 110 S.E. 6th Street, Fort Lauderdale, Florida 33301. Allied will hold its special stockholder meeting on November 14, 2008 at 11:30 a.m., Mountain Time, at the Marriott at McDowell Mountains, 16770 North Perimeter Drive, Scottsdale, Arizona 85260. Stockholders of record as of the October 6, 2008 record date are eligible to vote on the proposed merger.

The Republic board of directors unanimously recommends that Republic stockholders vote “FOR” the Republic share issuance in connection with the merger. The Allied board of directors unanimously recommends that Allied stockholders vote “FOR” the adoption of the merger agreement. The merger is subject to the approvals of the respective stockholders of both companies, as well as regulatory approval from the U.S. Department of Justice which is expected in early December 2008.
About Republic Services, Inc.
Republic Services, Inc. is a leading provider of environmental services including solid waste collection, transfer and disposal services in the United States. The company’s operating units are focused on providing solid waste services for commercial, industrial, municipal and residential customers.
About Allied Waste Industries, Inc.
Allied Waste is America’s second largest non-hazardous solid waste services company and an environmental leader. Headquartered in Phoenix, AZ, Allied Waste provides waste collection, transfer, recycling and disposal services to millions of residential, commercial and industrial customers in over 100 major markets spanning 38 states and Puerto Rico. Allied’s team of more than 22,000 dedicated employees operates within a highly efficient, integrated organization that generated 2007 revenue of $6.1 billion.
Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Republic and Allied. Republic and Allied have filed with the Securities and Exchange Commission a definitive a Joint Proxy Statement/Prospectus in connection with the proposed merger transaction. The definitive Joint Proxy Statement/Prospectus was mailed on or about October 14, 2008 to stockholders of Republic and Allied of record as of the close of business on October 6, 2008. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.

Information Regarding Forward-Looking Statements
Certain statements and information included herein constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by words such as “will,” “expects,” “intends,” and similar words. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectations expressed in such forward-looking statements, many of which are beyond the control of Republic and Allied. Such risks, uncertainties and other factors include: the effect of changes in general economic conditions, the risk that a condition to funding under Republic’s the new credit facility may not be satisfied, the risk that a regulatory approval that may be required for the merger is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the merger, and the risk that the merger, if completed, may not generate synergies or be accretive to earnings or create long-term value for stockholders as expected. Stockholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. Risk factors are discussed in the definitive Joint Proxy Statement/Prospectus filed with the SEC. The forward-looking statements made herein are only made as of the date of this press release and the parties hereto undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.
# # #